

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405**

Mail Stop 3561

July 22, 2009

Mr. Stephen Parent
President and Chief Executive Officer
General Metals Corporation
615 Sierra Rose Drive, Suite 1
Reno, Nevada 89511

      **Re: General Metals Corporation
             Item 4.01 Form 8-K
             Filed June 26, 2008
             File No. 000-30230**

Dear Mr. Parent:

      We have completed our review of your Form 8-K and have no further comments at this time.

                Sincerely,

                Ta Tanisha Meadows
                Staff Accountant